EXHIBIT 99.1

03/CAT/15
Page 1 of 2
FOR IMMEDIATE RELEASE
14.00 BST, 09.00 EST, Tuesday 17 June 2003

For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of Corporate   Kevin Smith
Communications                          BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS COMPLETION OF ENROLMENT
IN EUROPEAN PHASE II/III TRIAL OF TRABIOTM IN GLAUCOMA SURGERY

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces the completion of enrolment in its Phase II/III European clinical trial of TrabioTM, a human monoclonal antibody being developed as an anti-scarring agent to improve the outcome of glaucoma filtration surgery. In this trial, 344 patients undergoing first time trabeculectomy have been enrolled at major eye hospitals in six countries. Data are expected to be available towards the end of 2004. Recruitment continues in the US clinical trial and in the International Phase III clinical trial of Trabio.
- ENDS -
Notes to Editors
Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials..
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage

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     antibody libraries to several companies for target validation and drug discovery.
     CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan,
     Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
Trabio:
o Trabio (lerdelimumab, CAT-152) is a human anti-TGFB2 monoclonal antibody which is in development as an anti-scarring agent, particularly following eye surgery.
o Glaucoma is a group of eye conditions in which the optic nerve is permanently damaged at the point where it leaves the eye, resulting in significant loss of vision or blindness. The major cause of the damage is thought to be raised presssure inside the eye.
o Trabeculectomy is the commonest type of surgical operation performed on patients with glaucoma to lower intraocular pressure. The major reason for this surgical operation to fail to achieve the desired effects is the excessive scarring that can occur.
o CAT estimates that up to 250,000 patients per year undergoing an operation for glaucoma in the US and Western Europe could potentially benefit from treatment with Trabio.
o Discussions continue with a number of potential partners with a view to the marketing and selliing of Trabio

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.